Velodyne Lidar, Inc.

5521 Hellyer Ave.

San Jose, CA 95138

November 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

David Edgar

Re:	Velodyne Lidar, Inc.

Registration Statement on Form S-1/A (File No. 333-249551)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Velodyne Lidar, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1/A effective at 4:00 p.m. Eastern Time on Tuesday, November 3, 2020 or as soon thereafter as practicable.

The Company hereby authorizes Jeffrey Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Jeffrey Vetter at Gunderson Dettmer, 550 Allerton Street, Redwood City, CA 94063. If possible, please also send such order by email to the attention of Jeffrey Vetter at jvetter@gunder.com.

Thank you for your attention on this matter.

Very truly yours,

Velodyne Lidar, Inc.

By:	/s/ Michael Vella
Michael Vella
General Counsel

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP